UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

HedgePath Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

42278K 102

(CUSIP Number)

Nicholas J. Virca

President

324 South Hyde Park Avenue, Suite 350

Tampa, FL 33606

(813) 864-2559

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 13, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP 42278K 102

1	Names of reporting persons: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 01-0757659 Hedgepath, LLC
2	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☐
3	SEC use only:
4	Source of funds (see instructions): OO (1)
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or place of organization: Florida
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 170,000,739 (1)(2)
	8	Shared voting power: -0-
	9	Sole dispositive power: 170,000,739 (1)(2)
	10	Shared dispositive power: -0-
11	Aggregate amount beneficially owned by each reporting person: 170,000,739 (1)(2)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions): ☐
13	Percent of class represented by amount in Row (11): 90.0% (1)(2)(3)
14	Type of reporting person (see instructions): CO

(1)	Pursuant to the consummation of the Contribution Agreement, dated as of August 13, 2013, (the “Contribution Agreement”), by and among HedgePath Pharmaceuticals, Inc. (the “Issuer”) and Hedgepath, LLC, (“Hedgepath”), pursuant to which Hedgepath contributed certain of its assets to the Issuer, Hedgepath received 170,000.739 newly issued shares of the Issuer’s Series A Preferred Stock, par value $0.0001 (the “Preferred Stock”). The 170,000.739 shares of Preferred Stock combined will approximate the voting, economic and other rights Hedgepath would have, were it to hold 170,000,739 shares of the Issuer’s common stock (i.e. the right to initially vote an aggregate of 90.0% of the equity voting securities (subject to certain changes) in all matters for which the holders of common stock are entitled to vote).
(2)	Assumes conversion of 170,000.739 shares of Preferred Stock into 170,000,739 shares of the Issuer’s common stock.
(3)	Based on 188,889,710 shares of Issuer common stock outstanding.

CUSIP 42278K 102

1	Names of reporting persons: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Black Robe Capital, LLC.
2	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☐
3	SEC use only:
4	Source of funds (see instructions): OO (1)
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or place of organization: Florida
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 170,000,739 (1)(2)(3)
	8	Shared voting power: -0-
	9	Sole dispositive power: 170,000,739 (1)(2)(3)
	10	Shared dispositive power: -0-
11	Aggregate amount beneficially owned by each reporting person: 170,000,739 (1)(2)(3)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions): ☐
13	Percent of class represented by amount in Row (11): 90.0% (1)(2)(3)(4)
14	Type of reporting person (see instructions): CO

(1)	Pursuant to the consummation of the Contribution Agreement, dated as of August 13, 2013, (the “Contribution Agreement”), by and among HedgePath Pharmaceuticals, Inc. (the “Issuer”) and Hedgepath, LLC, (“Hedgepath”), pursuant to which Hedgepath contributed certain of its assets to the Issuer, Hedgepath received 170,000.739 newly issued shares of the Issuer’s Series A Preferred Stock, par value $0.0001 (the “Preferred Stock”). The 170,000.739 shares of Preferred Stock combined will approximate the voting, economic and other rights Hedgepath would have, were it to hold 170,000,739 shares of the Issuer’s common stock (i.e. the right to initially vote an aggregate of 90.0% of the equity voting securities (subject to certain changes) in all matters for which the holders of common stock are entitled to vote).
(2)	Assumes conversion of 170,000.739 shares of Preferred Stock into 170,000,739 shares of the Issuer’s common stock.
(3)	Securities are owned directly by Hedgepath of which Black Robe Capital, LLC (“Black Robe”) is managing member with sole voting and dispositive powers. Accordingly, Black Robe may be deemed an indirect beneficial owner of the reported securities held by Hedgepath. Black Robe has a 26.5% ownership of Hedgepath. Black Robe otherwise disclaims beneficial ownership of the reported securities held by Hedgepath in which it does not have a pecuniary interest, and this disclosure shall not be deemed an admission that Black Robe is the beneficial owner of such securities for purposes of Section 16.
(4)	Based on 188,889,710 shares of Issuer common stock outstanding.

CUSIP 42278K 102

1	Names of reporting persons: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Francis E. O’Donnell, Jr.
2	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☐
3	SEC use only:
4	Source of funds (see instructions): OO (1)
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or place of organization: USA
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 170,000,739 (1)(2)(3)
	8	Shared voting power: -0-
	9	Sole dispositive power: 170,000,739 (1)(2)(3)
	10	Shared dispositive power: -0-
11	Aggregate amount beneficially owned by each reporting person: 170,000,739 (1)(2)(3)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions): ☐
13	Percent of class represented by amount in Row (11): 90.0% (1)(2)(3)(4)
14	Type of reporting person (see instructions): IN

(1)	Pursuant to the consummation of the Contribution Agreement, dated as of August 13, 2013, (the “Contribution Agreement”), by and among HedgePath Pharmaceuticals, Inc. (the “Issuer”) and Hedgepath, LLC, (“Hedgepath”), pursuant to which Hedgepath contributed certain of its assets to the Issuer, Hedgepath received 170,000.739 newly issued shares of the Issuer’s Series A Preferred Stock, par value $0.0001 (the “Preferred Stock”). The 170,000.739 shares of Preferred Stock combined will approximate the voting, economic and other rights Hedgepath would have, were it to hold 170,000,739 shares of the Issuer’s common stock (i.e. the right to initially vote an aggregate of 90.0% of the equity voting securities (subject to certain changes) in all matters for which the holders of common stock are entitled to vote).
(2)	Assumes conversion of 170,000.739 shares of Preferred Stock into 170,000,739 shares of the Issuer’s common stock.
(3)	Securities are owned directly by Hedgepath, of which Black Robe Capital, LLC (“Black Robe”) is the manager, with sole voting and dispositive powers, and Francis E. O’Donnell, Jr. is the manager of Black Robe Dr. O’Donnell is a beneficiary of The Francis E. O’Donnell Jr. Irrevocable Trust No. 7 (the “Trust”) and the Trust is the sole member of Black Robe. Dr. O’Donnell may be deemed an indirect beneficial owner of the reported securities and has sole voting and dispositive power over Black Robe but he has neither voting nor dispositive powers over the interest held by the Trust. Dr. O’Donnell disclaims beneficial ownership of the reported securities held by Hedgepath in which he does not have a pecuniary interest, excluding for his 5.6% ownership in Hedgepath, and this disclosure shall not be deemed an admission that Dr. O’Donnell is the beneficial owner of such securities for purposes of Section 16.
(4)	Based on 188,889,710 shares of Issuer common stock outstanding.

Item 1. Security and Issuer

This Schedule 13D relates to the common stock (the “Common Shares”) of HedgePath Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 324 South Hyde Park Avenue, Suite 350 Tampa, FL 33606.

Item 2. Identity and Background

Hedgepath, LLC (“Hedgepath”) is a Florida limited liability company and its principal offices are located at 324 S. Hyde Park Ave., Suite 350, Tampa, Florida 33606. The principal business of Hedgepath is healthcare technology investments. Black Robe Capital, LLC is the sole manager of Hedgepath and current information on its identity and background is set forth below in this Item 2.

Black Robe Capital, LLC (“Black Robe”) is a Florida limited liability company and its principal offices are located at 324 S. Hyde Park Ave., Suite 350, Tampa, Florida 33606. The principal business of Black Robe is healthcare technology investments. Francis E. O’Donnell, Jr. is the sole manager of Black Robe and current information on the identity and background of Francis E. O’Donnell, Jr. is set forth below in this Item 2.

Francis E. O’Donnell, Jr. (“Dr. O’Donnell” and together with Hedgepath and Black Robe, the “Reporting Persons”) is a United States citizen. His address is c/o Hedgepath, LLC, 324 S. Hyde Park Ave., Suite 350, Tampa, Florida 33606. Dr. O’Donnell is the Executive Chairman and Director of the Issuer. Dr. O’Donnell is also the manager of Black Robe, which is the manager of Hedgepath. Dr. O’Donnell is also the Executive Chairman of BioDelivery Sciences International, Inc., and its principal executive offices are located at 801 Corporate Center Drive, Suite #210, Raleigh, North Carolina 27607. Dr. O’Donnell also serves as Executive Chairman of Accentia Biopharmaceuticals, Inc.

During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding it, he or she has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

This Schedule 13D is being jointly filed by the Reporting Persons pursuant to Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission (“SEC”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is attached as an exhibit hereto, pursuant to which the Reporting Persons have agreed to file the statement and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act.

Item 3. Source and Amount of Funds or Other Consideration

Commonwealth Biotechnologies, Inc. (“CBI”), the predecessor to the Issuer, HedgePath Pharmaceuticals, Inc., filed a certain Amended Plan of Reorganization, dated January 4, 2013 (the “Plan”), approved by the United States Bankruptcy Court for the Eastern District of Virginia (the “Bankruptcy Court”) in connection with the CBI’s voluntary petition in the Bankruptcy Court seeking relief under the provisions of Chapter 11 of Title 11 of the United States Code (Case No. 11-30381-KRH). The Plan also designated the entire board of directors for the reorganized company upon its emergence from bankruptcy.

On August 9, 2013, in furtherance of the Plan, CBI entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with the Issuer, HedgePath Pharmaceuticals, Inc., a wholly-owned subsidiary of CBI, pursuant to which CBI merged with and into the Issuer, with the Issuer surviving the merger (see the Issuer’s Forms 8-K filed with the SEC on August 16, 2013 for a description of the Merger Agreement and the complete text of the Merger Agreement). The Issuer is the reorganized company contemplated in the Plan.

Thereafter, on August 13, in furtherance of the Plan, the Issuer entered into that certain Contribution Agreement (the “Contribution Agreement”) with Hedgepath pursuant to which Hedgepath agreed to transfer certain of Hedgepath’s assets to the Issuer. As consideration for the contribution of assets, the Issuer issued 170,000.739 shares of its Series A Preferred Stock, par value $0.0001 per share (the “Series A Preferred Stock”) to Hedgepath (see the Issuer’s Forms 8-K filed with the SEC on August 16, 2013 for a description of the Contribution Agreement and the complete text of the Contribution Agreement, and a description of the Series A Preferred Stock and the complete text of the Certificate of Designation for the Series A Preferred Stock).

The 170,000.739 shares of Series A Preferred Stock received by Hedgepath approximate the voting, economic and other rights Hedgepath would have, were it to hold 170,000,739 Common Shares, which represents 90% of the fully diluted voting securities of the Issuer as of the date of issuance, assuming 18,888,971 Common Shares are outstanding on the date of issuance.

Item 4. Purpose of Transaction

The information set forth in Item 3 of this Schedule 13D is incorporated herein by reference.

The Plan was approved by a vote of creditors and CBI shareholders on March 21, 2013. Hedgepath was the winning bidder for CBI. In connection therewith, CBI received an auction fee of $30,000 from Hedgepath.

Under the terms of the Plan, Hedgepath was required to contribute certain intellectual property and other assets to CBI in exchange for 90% of fully diluted voting equity in the reorganized company (to be memorialized in the form of a new series of convertible preferred stock to be issued to Hedgepath), with the then existing stockholders of CBI retaining an approximately 10% equity interest in the form of common stock of the reorganized company—which is the Issuer. Further, the Plan provided that Samuel P. Sears, Jr., a director of CBI, would remain a director of the Issuer (as the reorganized company), and that Nicholas J. Virca and Francis E. O’Donnell, Jr., M.D., each a representative of Hedgepath, will be appointed to the Issuer’s board of directors and as officers of the Issuer. As part of the implementation of the Plan, Richard J. Freer, Ph.D. resigned as a director and/or officer of the reorganized company. In addition, the Plan provided for all unsecured creditors to be fully paid based on their previously approved claims.

As set forth above, the Plan was implemented through the consummation of the transactions collectively contemplated by the Merger Agreement and Contribution Agreement.

The Reporting Persons continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities. Depending on such assessments, the Reporting Persons may acquire additional shares of Common Stock or may determine to purchase, sell or otherwise dispose of all or some of the shares of Common Stock of the Issuer in the open market, in privately negotiated transactions or otherwise. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Persons may deem material to its investment decision.

Except as set forth herein, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Such information is based on 170,000,739 Common Shares outstanding (which assumes conversion of all 170,000.739 shares of Series A Preferred Stock into Common Shares). As of the date of this filing, assuming there are 188,889,710 Common Shares outstanding, Hedgepath has the power to vote approximately 90.0% of the Common Shares.

(c) Except as set forth herein, there have been no other transactions in the class of securities reported on that were effected within the past sixty days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

The information set forth in Items 3 and 4 of this Schedule 13D is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit	Description

99.1	Joint Filing Agreement, dated as of August 23, 2013

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: August 23, 2013

HEDGEPATH, LLC
By:	BLACK ROBE CAPITAL, LLC

By:	/s/ Francis E. O’Donnell, Jr.
	Name:	Francis E. O’Donnell, Jr.
	Title:	Manager

/s/ Francis E. O’Donnell, Jr.
FRANCIS E. O’DONNELL, JR.

EXHIBIT INDEX

Exhibit	Description

99.1	Joint Filing Agreement, dated as of August 23, 2013